Exhibit 1

SCHEDULE A

The following table sets forth all previously unreported transactions with respect to the Common Stock effected in the 60 days preceding July 6, 2026, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on July 6, 2026.

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)
CAMAC FUND, LP
5/11/2026	422	$3.410
5/12/2026	114	$3.410
5/26/2026	7,957	$3.444
5/27/2026	8,989	$3.299
5/28/2026	3,762	$3.366
5/29/2026	600	$3.115
6/03/2026	802	$3.431
6/08/2026	2,762	$3.450
6/12/2026	129	$3.450
6/17/2026	267	$3.450
6/23/2026	44	$3.450
6/24/2026	2,397	$3.450
7/02/2026	47,046	$3.299
7/06/2026	5,151	$3.255